July 31, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended June 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1999, and 1998, total revenues increased 8.1% from $680,298 to $735,285 and total expenses increased 5.0% from $435,006 to $456,759. Minority interest in income of real estate joint venture increased 9.4% from $27,036 to $29,576. As a result, net income increased 14.1% from $218,256 to $248,950 for the three-month period ended June 30, 1999, as compared to the same period in 1998. Rental revenue increased as a result of higher unit rental rates as occupancy levels for the Partnership's six mini-storage facilities averaged 83.6% for the three month periods ended June 30, 1999 and 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $22,100(5.9%) due primarily to increases in salaries and wage expense and property management fees. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and adminstrative expenses decreased slightly as a decrease in legal and professional expense was offset by an increase in Colorado State taxes and relatively insignificant increases in various other expense accounts. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue.

For the six month periods ended June 30, 1999, and 1998, total revenues increased 7.7% from $1,340,160 to $1,443,628 and total expenses increased
11.7% from $848,665 to $947,563. Minority interest in income of real estate joint venture increased 6.6% from $51,824 to $55,225. As a result, net income increased slightly by 0.3% from $439,671 to $440,840 for the six-month period ended June 30, 1999, as compared to the same period in 1998. The increase in revenue is primarily due to the increase in rental income as a result of higher occupancy and unit rental rates, partially offset by a decrease in U-Haul commission income. Operating expenses increased approximately $101,800
(14.3%) due primarily to increases in maintenance and repair, salaries and wages, workers compensation, power and sweeping expenses and property manage-ment fees. The increase in property management fees was discussed above.
Power and sweeping expense increased as a result of the substantial snow removal costs associated with the blizzard that hit Illinois, where two of the Partnership's properties are located. General and administrative expenses decreased approximately $2,900 (2.2%) for the same reasons as discussed above. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue partially offset by an increase in maintenance and repair expense.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 programs, which has three phases: (1) identification; (2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President